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SEC Mail Processing

MAR 07 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67641

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LINK SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17767 NORTH SCOTTSDALE ROAD, SUITE 300
(No. and Street)

SCOTTSDALE, ARIZONA 85255
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LENA DALBEY 480.231.2232 LENA@LINKBIG.NET
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP (formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road, New Delhi-110052, INDIA
(Address) (City) (State) (Zip Code)

2009 3223
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LENA DALBEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LINK SECURITIES LLC, as of December 31, 2024, , is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MIRANDA CLARE
Notary Public - Arizona
Maricopa County
Commission # 653130
My Comm. Expires Aug 8, 2027

Notary Public

Signature:

Lena Dalbey

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINK SECURITIES LLC

CONTENTS

LINK SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2024

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LINK Securities LLC (the "Company ") as of December 31,2024 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as LINK Securities LLC's Auditor since 2022.

New Delhi, India
Date: February 19, 2025

LINK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CASH	$	896,374
OTHER ASSETS		3,950
	$	**900,324**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable	$	3,526
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
MEMBER'S EQUITY (Note 3)	$	896,798
	$	**900,324**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

REVENUE:		
Success Fees	$	2,262,778
Advisory Income	$	370,400
Total Revenue		2,633,178
EXPENSES (Note 2):		
Professional Fees		25,010
General and Administrative		7,915
Occupancy Expenses		12,000
Total Expenses		44,925
NET INCOME	**$**	**2,588,253**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

BALANCE, December 31, 2023	$	352,545
Net Income		2,588,253
Distributions		(2,044,000)
BALANCE, December 31, 2024	**$**	**896,798**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,588,253
Adjustments to Reconcile Net Income to Net Cash Provided by operating activities:	
Increase in Other Assets	(303)
Increase in Current Liabilities	2,052
Net Cash Provided by Operating Activities	2,590,002
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions	(2,044,000)
NET INCREASE IN CASH	546,002
CASH, Beginning of Year	350,372
CASH, End of Year	**$ 896,374**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LINK Securities LLC (the "Company") is a Delaware limited liability company formed in 2006. The Company was approved to operate as a registered broker-dealer with the Securities and Exchange Commission ("SEC") on September 13, 2007 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The sole member of the Company is LINK Capital LLC (the "Parent"). The Company provides investment banking services, primarily capital raising, merger & acquisition and financial advisory services.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3 Paragraph 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Consulting and investment banking revenues include fees arising from strategic advisory and other engagements in which the Company acts as an agent. Consulting and investment banking fees are recorded on the completion date of the private securities offering or merger & acquisition transaction. Any fees received before they are earned are recorded as deferred revenue and recognized upon the completion of the services.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal and state income tax purposes. All items of revenue, expense, gain and loss is included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, accounts payable and deferred revenue approximate their respective fair values due to the short maturities of these instruments.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of multiple classes of services including capital raising, merger & acquisition and financial advisory services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") who manages business activities using information of the Company as a whole. The CODM also uses net income, excess net capital and cash to evaluate the operations, maintain capital adequacy and make decisions whether to reinvest profits or pay distributions to the Parent. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 1). In 2024, the Company derived 82% of its revenues from one client.

NOTE 2 - RELATED PARTIES

The Company has an expense sharing agreement with its Parent whereby it pays $1,000 per month to its Parent for rent and other general overhead expenses. In 2024, the Company paid $12,000 under the arrangement. The Company distributes excess cash to the Parent in the ordinary course. Distributions in 2024 totaled $2,044,000. The Company also provides advisory services to a client in which the principal of the Company owns a minority stake. In 2024, approximately $164,400 was earned from this related party.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and a net capital requirement of $887,848 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0039 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company engages in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recent accounting pronouncements and evaluated its impact on the notes of the financial statements.

SUPPLEMENTARY INFORMATION

LINK SECURITIES LLC

COMPUTATION OF NET CAPITAL

CREDIT:		
Member's Equity	$	896,798
DEBIT:		
Nonallowable Assets:		
Other Assets		3,950
Total Debits		3,950
NET CAPITAL		892,848
Minimum requirements of 6-2/3% of aggregate indebtedness of $3,032 or $5,000, whichever is greater		5,000
Excess Net Capital	**$**	**887,848**
AGGREGATE INDEBTEDNESS:		
Current Liabilities	**$**	**3,526**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.0039 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation filed by the Company with the unaudited Form X-17A-5 as of December 31, 2024.

Schedule II

LINK Securities LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(Remainder of this page left intentionally blank)

Schedule III

LINK Securities LLC

Information Relating to Processing or Control

Requirements under Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(Remainder of this page left intentionally blank)

LINK SECURITIES LLC

SIPC – 7

General Assessment per Form SIPC-7, Including Interest	$ 3,972
Payments Made with Form SIPC-6 and Overpayments Applied	446
Payments Made with Form SIPC-7	**$ 3,526**

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

We have performed the procedures included in Rule 17a-5(e) (4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of LINK Securities LLC (the 'Company') is responsible for its Form SIPC -7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
Date: February 19, 2025

LINK

Exemption Report

To Whom It May Concern,

LINK Securities LLC (the "Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

DocuSigned by:
Lena Dalbey
98C972DCA86446A...

Lena Dalbey, *Managing Partner*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

We have reviewed LINK Securities LLC's statement, included in the accompanying LINK Securities LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
Date: February 19, 2025

<u>LINK SECURITIES LLC</u>

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>DECEMBER 31, 2024</u>

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

LINK SECURITIES LLC

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the LINK Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as LINK Securities LLC's Auditor since 2022.

New Delhi, India
Date: February 19, 2025

CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

INDEPENDENT AUDITORS' REPORT

LINK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CASH	$ 896,374
OTHER ASSETS	3,950
	$ 900,324

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts Payable	$ 3,526
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)	
MEMBER'S EQUITY (Note 3)	$ 896,798
	$ 900,324

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LINK Securities LLC (the "Company") is a Delaware limited liability company formed in 2006. The Company was approved to operate as a registered broker-dealer with the Securities and Exchange Commission ("SEC") on September 13, 2007 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The sole member of the Company is LINK Capital LLC (the "Parent"). The Company provides investment banking services, primarily capital raising, merger & acquisition and financial advisory services.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3 Paragraph 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Consulting and investment banking revenues include fees arising from strategic advisory and other engagements in which the Company acts as an agent. Consulting and investment banking fees are recorded on the completion date of the private securities offering or merger & acquisition transaction. Any fees received before they are earned are recorded as deferred revenue and recognized upon the completion of the services.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal and state income tax purposes. All items of revenue, expense, gain and loss is included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, other assets, accounts payable and deferred revenue, approximate their respective fair values due to the short maturities of these instruments.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of multiple classes of services including capital raising, merger & acquisition and financial advisory services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") who manages business activities using information of the Company as a whole. The CODM also uses net income, excess net capital and cash to evaluate the operations, maintain capital adequacy and make decisions whether to reinvest profits or pay distributions to the Parent. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 1). In 2024, the Company derived 82% of its revenues from one client.

NOTE 2 - RELATED PARTIES

The Company has an expense sharing agreement with its Parent whereby, it pays $1,000 per month to its Parent for rent and other general overhead expenses. In 2024, the Company paid $12,000 under the arrangement. The Company distributes excess cash to the Parent in the ordinary course. Distributions in 2024 totaled $2,044,000. The Company also provides advisory services to a client in which the principal of the Company owns a minority stake. In 2024, approximately $164,400 was earned from this related party.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and a net capital requirement of $887,848 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0039 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company engages in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recent accounting pronouncements and evaluated its impact on the notes to the financial statements.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LINK SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17767 NORTH SCOTTSDALE ROAD, SUITE 300
(No. and Street)

SCOTTSDALE, ARIZONA 85255
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LENA DALBEY 480.231.2232 LENA@LINKBIG.NET
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP (formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, Main Ring Road, New Delhi-110052, INDIA
(Address) (City) (State) (Zip Code)

2009 3223
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LENA DALBEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LINK SECURITIES LLC, as of December 31, 2024, , is true and correct. I further swear (or affirm) that neither the company nor anypartner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MIRANDA CLARE
Notary Public - Arizona
Maricopa County
Commission # 653130
My Comm. Expires Aug 8, 2027

Notary Public

Signature:

Lena Dalbey

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LINK SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2024

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

LINK SECURITIES LLC

CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LINK Securities LLC (the "Company ") as of December 31,2024 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as LINK Securities LLC's Auditor since 2022.

New Delhi, India
Date: February 19, 2025

LINK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CASH	$	896,374
OTHER ASSETS		3,950
	$	**900,324**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable	$	3,526
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)		
MEMBER'S EQUITY (Note 3)	$	896,798
	$	**900,324**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

REVENUE:		
Success Fees	$	2,262,778
Advisory Income	$	370,400
Total Revenue		2,633,178
EXPENSES (Note 2):		
Professional Fees		25,010
General and Administrative		7,915
Occupancy Expenses		12,000
Total Expenses		44,925
NET INCOME	**$**	**2,588,253**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

BALANCE, December 31, 2023	$	352,545
Net Income		2,588,253
Distributions		(2,044,000)
BALANCE, December 31, 2024	**$**	**896,798**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 2,588,253
Adjustments to Reconcile Net Income to Net Cash Provided by operating activities:	
Increase in Other Assets	(303)
Increase in Current Liabilities	2,052
Net Cash Provided by Operating Activities	2,590,002
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions	(2,044,000)
NET INCREASE IN CASH	546,002
CASH, Beginning of Year	350,372
CASH, End of Year	**$ 896,374**

The accompanying notes are an integral part of this statement.

LINK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LINK Securities LLC (the "Company") is a Delaware limited liability company formed in 2006. The Company was approved to operate as a registered broker-dealer with the Securities and Exchange Commission ("SEC") on September 13, 2007 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The sole member of the Company is LINK Capital LLC (the "Parent"). The Company provides investment banking services, primarily capital raising, merger & acquisition and financial advisory services.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3 Paragraph 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Consulting and investment banking revenues include fees arising from strategic advisory and other engagements in which the Company acts as an agent. Consulting and investment banking fees are recorded on the completion date of the private securities offering or merger & acquisition transaction. Any fees received before they are earned are recorded as deferred revenue and recognized upon the completion of the services.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal and state income tax purposes. All items of revenue, expense, gain and loss is included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, accounts payable and deferred revenue approximate their respective fair values due to the short maturities of these instruments.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of multiple classes of services including capital raising, merger & acquisition and financial advisory services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") who manages business activities using information of the Company as a whole. The CODM also uses net income, excess net capital and cash to evaluate the operations, maintain capital adequacy and make decisions whether to reinvest profits or pay distributions to the Parent. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 1). In 2024, the Company derived 82% of its revenues from one client.

NOTE 2 - RELATED PARTIES

The Company has an expense sharing agreement with its Parent whereby it pays $1,000 per month to its Parent for rent and other general overhead expenses. In 2024, the Company paid $12,000 under the arrangement. The Company distributes excess cash to the Parent in the ordinary course. Distributions in 2024 totaled $2,044,000. The Company also provides advisory services to a client in which the principal of the Company owns a minority stake. In 2024, approximately $164,400 was earned from this related party.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and a net capital requirement of $887,848 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0039 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company engages in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recent accounting pronouncements and evaluated its impact on the notes of the financial statements.

SUPPLEMENTARY INFORMATION

LINK SECURITIES LLC

COMPUTATION OF NET CAPITAL

CREDIT:		
Member's Equity	$	896,798
DEBIT:		
Nonallowable Assets:		
Other Assets		3,950
Total Debits		3,950
NET CAPITAL		892,848
Minimum requirements of 6-2/3% of aggregate indebtedness of $3,032 or $5,000, whichever is greater		5,000
Excess Net Capital	**$**	**887,848**
AGGREGATE INDEBTEDNESS:		
Current Liabilities	**$**	**3,526**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.0039 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation filed by the Company with the unaudited Form X-17A-5 as of December 31, 2024.

Schedule II

LINK Securities LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(Remainder of this page left intentionally blank)

Schedule III

LINK Securities LLC

Information Relating to Processing or Control

Requirements under Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(Remainder of this page left intentionally blank)

LINK SECURITIES LLC

SIPC – 7

General Assessment per Form SIPC-7, Including Interest	$ 3,972
Payments Made with Form SIPC-6 and Overpayments Applied	446
Payments Made with Form SIPC-7	**$ 3,526**

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

We have performed the procedures included in Rule 17a-5(e) (4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of LINK Securities LLC (the 'Company') is responsible for its Form SIPC -7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
Date: February 19, 2025

LINK

Exemption Report

To Whom It May Concern,

LINK Securities LLC (the "Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

DocuSigned by:
Lena Dalbey
98C972DCA86446A...

Lena Dalbey, *Managing Partner*

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

We have reviewed LINK Securities LLC's statement, included in the accompanying LINK Securities LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (include all that apply, for example,): (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
Date: February 19, 2025

LINK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

LINK SECURITIES LLC

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of LINK Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the LINK Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respect, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as LINK Securities LLC's Auditor since 2022.

New Delhi, India
Date: February 19, 2025

INDEPENDENT AUDITORS' REPORT

LINK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CASH	$ 896,374
OTHER ASSETS	3,950
	$ 900,324

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts Payable	$ 3,526
COMMITMENTS AND CONTINGENCIES (Notes 2 and 4)	
MEMBER'S EQUITY (Note 3)	$ 896,798
	$ 900,324

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LINK Securities LLC (the "Company") is a Delaware limited liability company formed in 2006. The Company was approved to operate as a registered broker-dealer with the Securities and Exchange Commission ("SEC") on September 13, 2007 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The sole member of the Company is LINK Capital LLC (the "Parent"). The Company provides investment banking services, primarily capital raising, merger & acquisition and financial advisory services.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3 Paragraph 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Consulting and investment banking revenues include fees arising from strategic advisory and other engagements in which the Company acts as an agent. Consulting and investment banking fees are recorded on the completion date of the private securities offering or merger & acquisition transaction. Any fees received before they are earned are recorded as deferred revenue and recognized upon the completion of the services.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal and state income tax purposes. All items of revenue, expense, gain and loss is included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2024.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, other assets, accounts payable and deferred revenue, approximate their respective fair values due to the short maturities of these instruments.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of multiple classes of services including capital raising, merger & acquisition and financial advisory services. The Company has identified its CEO as the Chief Operating Decision Maker ("CODM") who manages business activities using information of the Company as a whole. The CODM also uses net income, excess net capital and cash to evaluate the operations, maintain capital adequacy and make decisions whether to reinvest profits or pay distributions to the Parent. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 1). In 2024, the Company derived 82% of its revenues from one client.

NOTE 2 - RELATED PARTIES

The Company has an expense sharing agreement with its Parent whereby, it pays $1,000 per month to its Parent for rent and other general overhead expenses. In 2024, the Company paid $12,000 under the arrangement. The Company distributes excess cash to the Parent in the ordinary course. Distributions in 2024 totaled $2,044,000. The Company also provides advisory services to a client in which the principal of the Company owns a minority stake. In 2024, approximately $164,400 was earned from this related party.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2024, the Company had net capital and a net capital requirement of $887,848 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.0039 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company engages in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recent accounting pronouncements and evaluated its impact on the notes to the financial statements.